PUBLIC

14046009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **1ST DISCOUNT BROKERAGE, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8927 HYPOLUXO ROAD, SUITE A-5
(No. and Street)

LAKE WORTH	FLORIDA	33467
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AILEEN GALLAGHER 561-515-3220
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
REGISTRATIONS BRANCH
04

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, AILEEN GALLAGHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or 1ST DISCOUNT BROKERAGE, INC., as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Public Notary

NOTARY PUBLIC STATE OF FLORIDA
Donna Lynn Segal
State of Florida
My Commission Expires 08/31/2017
Commission No. FF 42105

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF 1 DB FINANCIAL, INC.)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013

Assets

Cash and cash equivalents	$	669,305
Clearing deposits with clearing brokers		500,119
Due from clearing brokers		400,854
Accounts receivable		22,008
Commission advance		3,100
Note receivable		5,612
Prepaid expenses and other current assets		84,815
Securities purchased, not yet sold		31,749
Property and equipment, net of depreciation of $73,405		24,995
Other non-current assets		12,329
Due from related parties		883,961
	$	2,638,847

Liabilities and Stockholder's Equity

Liabilities:		
Payable to brokers	$	11,758
Commissions payable		185,251
Accounts payable		292,269
Accrued expenses		126,544
Total liabilities	$	615,822
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 1,250 shares issued and outstanding	$	1,322,496
Retained earnings		700,529
Total stockholder's equity		2,023,025
Total liabilities and stockholder's equity	$	2,638,847

The accompanying notes are an integral part of these financial statements.